Exhibit 3.1

Amendment to Amended and Restated Bylaws of ChromaDex Corporation

The Bylaws (the “Bylaws”) of ChromaDex Corporation, a Delaware corporation (the “Company”), are hereby amended as follows, effective upon the execution of this amendment by the Secretary or Assistant Secretary of the Company:

A new Article XI, Section 1 is hereby added to the Bylaws, which shall read in its entirety as follows:

ARTICLE XI

FORUM FOR ADJUDICATION OF DISPUTES

Section 1. Forum for Adjudication of Disputes. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the certificate of incorporation or the bylaws of the Corporation, or (d) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this Article XI, Section 1.”

Dated: July 14, 2016	By:	/s/ Thomas C. Varvaro
Secretary